11 Good Energy, Inc.
4450 Belden Village Street, N.W.
Suite 800
Canton, OH 44718

September 28, 2010

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation and Finance
Office of Manufacturing and Construction
100 E Street, N.E.
Washington, DC 20549

Att:  Mail Stop 4631
Division of Corporate Finance

Re:	11 Good Energy, Inc.
Pre-effective Amendment 4 to Registration Statement on Form S-1
File No. 333-166149

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), 11 Good Energy, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:00 p.m., Eastern Time, on September 30, 2010, or as soon thereafter as possible.

We hereby acknowledge the following:

•	that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

11 GOOD ENERGY, INC.

By: /s/ Daniel T. Lapp
Chief Financial Officer